Kiewit Investment Fund LLLP
Kiewit Plaza
Omaha, NE 68131
March 21, 2006
Dear Limited Partner:
As you know, Kiewit Investment Fund LLLP (the “Fund”) previously announced an offer to purchase up to 500 limited partnership units (“Units”) of the Fund (approximately 5% of the outstanding Units), for cash, at a price equal to the net asset value (“NAV”) per Unit determined as of March 31, 2006. Since you will not know the NAV per Unit, as of March 31, 2006, prior to the expiration of the tender offer, the Fund has calculated the NAV as of March 20, 2006 to assist partners in determining whether to tender Units back to the Fund. The NAV as of March 20, 2006 is $15,999.03 per Unit.
The NAV may fluctuate between March 20, 2006 and March 31, 2006, the scheduled expiration date of the tender offer. Unless extended, the expiration date of the tender offer is 3:00 p.m., Omaha time, on March 31, 2006.
It is a condition to the consummation of the tender offer that no more than 5% of the number of Units that are validly tendered and not withdrawn in the tender offer are Units which limited partners of the Fund did not indicate that they intended to tender on Tender Intention Forms received by the Fund on or prior to January 31, 2006 (the “Notification Deadline”). If you did not return the Tender Intention Form by the Notification Deadline and subsequently tender your Units, the Fund reserves the right to repurchase all of the Units that you own.
If you have any questions regarding the tender offer, please feel free to contact the Fund at 1-800-443-4306, from 7:00 a.m. to 5:00 p.m. (Central Time), Monday through Friday, or by e-mail at kifinfo@bisys.com.

Sincerely,
/s/ Robert L. Giles, Jr.
Robert L. Giles, Jr.
Chief Executive Officer and Chief Compliance Officer

The tender offer is being made pursuant to an offer to purchase and related letter of transmittal, each of which is filed as an exhibit to the Fund’s Schedule TO which was filed with the Securities and Exchange Commission on January 4, 2006.*
Must be preceded or accompanied by a prospectus.
*The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of the Prospectus.
An investment in the Fund is subject to significant risk. Principal loss is possible.
Quasar Distributors, LLC, Distributor (3/06)